Exhibit 99.1

Advantage Announces 2014 Reserves & Operational Update

321% Reserve Replacement, 3.2x Recycle Ratio and $1.03/Mcfe Finding & Development Cost Reaffirms High Quality Glacier Asset

(TSX: AAV, NYSE: AAV)

CALGARY, Feb. 17, 2015 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report highly efficient 2014 reserve additions from its continuing Montney resource development at Glacier, Alberta ("Glacier").  In particular, improved well performance in the Upper, Middle and Lower Montney contributed to a significant portion of the 2014 reserve additions and reflects the high quality of our Glacier asset which underpins the strength of our ongoing capital development program.

Advantage has realized seven consecutive years of highly efficient Montney reserve additions.  Continued improvements in well performance and cost optimization resulted in a 2014 Proven plus Probable ("2P") Finding and Development ("F&D") cost of $1.03/mcfe ($6.17/boe) and a three year average 2P F&D cost of $1.03/mcfe ($6.21/boe) including the change in future development capital ("FDC"). Advantage's 2P reserves increased to 1.8 Tcfe which represents 813% growth since 2008 due to successful delineation drilling and improved well production performance.

Proven Developed Producing Reserves ("PDP") increased 33% to 279 Bcfe and Proven ("1P") reserves increased 11% to 1.2 Tcfe resulting from a successful drilling program which targeted the conversion of undeveloped reserves into higher category reserves and the recognition of improved well performance. Future development capital decreased by $78 million as a result of the successful conversion of undeveloped reserves.  Delineation drilling to convert resource into reserves in the Middle and Lower Montney will continue in 2015 and beyond. At year-end 2014, a total of 292 undeveloped Montney locations are included in the 2P reserve category compared to Advantage's estimated future drilling inventory of over 1,000 locations at Glacier.

The 2014 2P recycle ratio of 3.2x demonstrates the economic strength of our Montney development program.  Advantage's industry leading low cost structure and strong well results generates robust drilling economics and confirms the sustainability of our Glacier Montney resource during periods of lower natural gas prices.  Improved production performance results in Glacier well economics with rates of return exceeding 30% at a natural gas price of Aeco Cdn $2.50/GJ.

Glacier outperformance enables a $110 million reduction to our 2015 capital program while maintaining a 36% planned growth from 135 mmcfe/d to 183 mmcfe/d in July 2015.  As a result of improved capital efficiencies from slick water completed wells with higher initial production rates and lower declines, there are fewer wells required then were originally scheduled for the 2015 through 2017 period. This has resulted in a $150 million reduced capital program for the entire 2015 to 2017 development period (refer to Advantage's "2015 Guidance and Development Plan Update" press release dated February 17, 2015).

Advantage 2014 Reserves Summary(1)(2)

(All references to year end 2014 financial and operating data in this release are estimates and are unaudited.  Advantage is targeting to report on its audited 2014 financial and operating results after markets on March 25, 2015.)

•	Advantage replaced 321% of 2014 annual production. (3)
•	2P Reserves increased 6% to 1.8 Tcfe and reserve additions were achieved at 2P F&D cost including the change in FDC as follows:

	2014	3 Year Average
2P F&D including change in FDC	$1.03/mcfe or $6.17/boe	$1.03/mcfe or $6.21/boe

(1)	Sproule Associates Ltd. ("Sproule") was engaged as an independent qualified reserve evaluator to evaluate Advantage's year-end reserves as of December 31, 2014 ("Sproule 2014 reserve report") in accordance with National Instrument 51-101 ("NI 51-101") and the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook"). Reserves are stated on a gross (before royalties) working interest basis unless otherwise indicated. Sproule's year end 2014 reserve evaluation did not include Advantage's 33,440 net acres (52.25 net sections) of additional 100% owned Montney land blocks located near Glacier at Valhalla, Wembley and Progress.
(2)	Only 11 of 33 wells in our most recent Glacier drilling program had well test data available for Sproule to utilize in their December 31, 2014 reserve report. The remaining wells were or will be tested after December 31, 2014.
(3)	Reserve replacement is total 2014 2P reserve additions divided by 2014 annual corporate production expressed as a percentage.

•	Technical revisions accounted for 39% of the 2P reserve additions in 2014. These revisions, which did not require any increase to FDC, can be attributed to improved well test results and production performance.
•	Sproule's 2014 reserve report demonstrates the continued and efficient conversion of identified natural gas and liquids resources into 2P reserves. The reserves by category and changes compared to 2013 are indicated below:

Reserve Category	Natural Gas Tcf	NGLs Million bbls	Total Equivalent Tcfe	% Change from 2013
PDP	0.3	1.5	0.3	33%
1P	1.1	8.4	1.2	11%
2P	1.7	15.7	1.8	6%

•	The recycle ratio associated with our 2P F&D cost based on Advantage's Q4 2014 estimated operating netback is indicated in the following table:

Q4 2014 ($/mcfe)
Revenue (1)	$3.82
Royalties	$0.18
Operating Cost	$0.34
Operating netback	$3.30

2P Recycle Ratio for 2014 (2)	3.2x
2P Recycle Ratio average for last 3 years (2)	2.5x

(1)	Q4 2014 revenue includes adjustments for transportation costs & heat value
(2)	Recycle ratio represents the Q4 operating netback divided by the 2P F&D including change in FDC

The total number of future well locations booked and the estimated ultimate recoverable ("EUR") gas per well assigned by Sproule in their 2014 reserve report are illustrated in the following table:

	Sproule # of Gross Horizontal Wells Booked		Sproule Average EUR/well (bcf/well)

	Developed	Undeveloped	Undeveloped
Upper	99	157	5.3
Middle	14	63	4.1(1)
Lower	27	72	5.9
Total	140	292

(1)	Sproule booked natural gas liquids at an average propane plus liquids yield of 39 bbls/mmcf raw for the Middle Montney. As a result the average reserves/well for a Middle Montney undeveloped location is 4.6 bcfe.

•	The average 2P reserve assignment per well increased for Lower Montney developed and undeveloped locations from 4.8 bcf/well to 5.8 bcf/well. The average 2P reserve assignment per well increased for Middle Montney developed and undeveloped locations from 3.8 bcf/well to 4.1 bcf/well.
•	Advantage estimates over 1,000 locations remain unbooked at Glacier based on the five Montney development layers within our 300 meter thick Montney reservoir. A total of 292 undeveloped locations are booked in Sproule's 2014 reserve report.
•	Advantage's 1P reserve life index is 24 years and its 2P reserve life index is 36 years based on its average fourth quarter 2014 production rate of 134 mmcfe/d.
•	The 2P Net Present Value determined by Sproule increased by 8% to $2.3 billion as at December 31, 2014 (10% discount factor on a pre-tax basis).

Operational Update

Advantage increased production in March 2014 to 135 mmcfe/d from 100 mmcfe/d as planned.  This was achieved one month ahead of schedule and for less capital than anticipated due to improved well performance from new wells completed with slick water fracs during our 2013 drilling program.  Since then, well performance from these 2013 wells have continued to demonstrate higher sustained production in the Upper, Middle and Lower Montney formations at Glacier.

Our most recent drilling program includes the drilling of 33 wells of which 16 wells have now been completed and tested.  These 16 standing wells and a number of older wells that are currently shut-in have a combined average first month productivity of over 160 mmcf/d. These wells will be utilized to increase production to 183 mmcfe/d in July 2015 and are capable of sustaining production to early 2016. None of these wells have been required to be placed on production to offset declines which far surpasses our initial plan assumptions.  The remaining 17 wells of our 33 well drilling program have been drilled and will be completed and brought on production as required in 2016.

Advantage's drilling program at Glacier continues to demonstrate improving results in the Upper, Middle and Lower Montney.  In the Middle Montney, our 2014 drilling program targeted the east area of Glacier with a total of 13 wells where high liquid yields were demonstrated from earlier well results.  To date, seven new Middle Montney wells have been completed confirming propane plus ("C3+") liquid yields in excess of 50 bbls/mmcf. Two of the seven Middle Montney wells have demonstrated C3+ liquid yields in excess of 70 bbls/mmcf.  Gas flow rates for the seven 2014 Middle Montney wells demonstrated an average final gas production test rate of 6.5 mmcf/d at a normalized gas gathering flowing pressure of 3,000 kpa after an average 68 hours of flow.

Key operational results during the fourth quarter of 2014 and for 2014 are on track with budget expectations and continue to illustrate our industry leading cost structure.

	Q4 2014	2014
Production (mmcfe/d)	134	132
Royalties %	4.7%	4.7%
Operating Cost ($/mcfe)	$0.34	$0.32
Total Cash Cost ($/mcfe)	$0.83	$0.89
Capital Expenditures ($ million)	$87	$237

Capital expenditures of $237 million in 2014 included $40 million related to pipeline, plant and land costs.

Looking Forward

The 2014 reserve report demonstrates another year of highly efficient reserve additions at Glacier reaffirming the exceptional quality of our Montney asset.  Since 2008, Advantage has implemented a systematic approach to successfully delineate and improve well performance in each of the five development layers within the 300 meter thick Montney reservoir at Glacier.  Combined with our diligence on maintaining operational and financial flexibility, Advantage is well positioned to execute on its Montney development plan which is capable of delivering growth during lower commodity price cycles.  We look forward to reporting on our progress through 2015.

Company Gross (before royalties) Working Interest Reserves
Summary as at December 31, 2014

	Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Equivalent (mboe)
Proved
Developing Producing	5	1,455	270,361	46,520
Developed Non-producing	-	499	32,469	5,911
Undeveloped	-	6,488	798,870	139,633
Total Proved	5	8,442	1,101,700	192,063
Probable	2	7,240	607,516	108,495
Total Proved + Probable	7	15,682	1,709,216	300,558

Company Present Value of Future Net Revenue using Sproule price and cost forecasts (1)(2)
($000)

	Before Income Taxes Discounted at
	0%	10%	15%
Proved
Developed Producing	$943,305	$604,495	$517,342
Developed Non-producing	139,958	83,027	67,923
Undeveloped	2,595,789	671,513	362,609

Total Proved	3,679,052	1,359,035	947,875

Probable	2,900,935	938,122	636,180

Total Proved + Probable	$6,579,987	$2,297,158	$1,584,055

(1)	Advantage's crude oil, natural gas and natural gas liquid reserves were evaluated using Sproule's product price forecast effective December 31, 2014 prior to the provision for income taxes, interests, debt services charges and general and administrative expenses. It should not be assumed that the discounted future net revenue estimated by Sproule represents the fair market value of the reserves.
(2)	Assumes that development of Glacier will occur, without regard to the likely availability to the Corporation of funding required for that development.

Sproule Price Forecasts

The present value of future net revenue at December 31, 2014 was based upon natural gas and natural gas liquids pricing assumptions prepared by Sproule effective December 31, 2014. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next seven years are summarized in the table below:

Year	Alberta AECO-C Natural Gas ($Cdn/mmbtu)	Henry Hub Natural Gas ($US/mmbtu)	Edmonton Propane ($Cdn/bbl)	Edmonton Butane ($Cdn/bbl)	Edmonton Pentanes Plus ($Cdn/bbl)	Exchange Rate ($US/$Cdn)
2015	3.32	3.25	34.77	50.34	78.60	0.85
2016	3.71	3.75	43.17	62.51	97.60	0.87
2017	3.90	4.00	48.57	70.32	109.80	0.87
2018	4.47	4.50	49.30	71.37	111.44	0.87
2019	5.05	5.00	50.04	72.44	113.12	0.87
2020	5.13	5.08	51.32	74.31	116.02	0.87
2021	5.22	5.15	52.09	75.42	117.76	0.87

Company Gross (before royalties) Working Interest Reserves Reconciliation:

Proved	Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)

Opening balance Dec. 31, 2013	6.0	7,086	992,325	172,479
Extensions	-	502	24,066	4,513
Improved recovery	-	-	-	-
Infill Drilling	-	137	12,250	2,179
Discoveries	-	-	-	-
Economic factors	-	4	(314)	(49)
Technical revisions	(0.5)	771	121,053	20,946
Acquisitions	-	-	-	-
Dispositions	-	-	-	-
Production	(0.6)	(57)	(47,679)	(8,005)

Closing balance at Dec. 31, 2014	4.9	8,442	1,101,700	192,063

Proved + Probable	Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)

Opening balance Dec. 31, 2013	7.0	13,035	1,618,833	282,847
Extensions	-	1,949	64,576	12,712
Improved recovery	-	-	-	-
Infill Drilling	-	193	17,170	3,054
Discoveries	-	-	-	-
Economic factors	-	5	(557)	(88)
Technical revisions	0.4	552	56,874	10,038
Acquisitions	-	-	-	-
Dispositions	-	-	-	-
Production	(0.6)	(57)	(47,679)	(8,005)

Closing balance at Dec. 31, 2014	6.8	15,682	1,709,216	300,558

Company Finding & Development Costs ("F&D")

Company 2014 F&D Costs – Gross (before royalties) Working Interest Reserves including Future Development Capital - NI 51-101(1)(2)(3)

	Proved	Proved + Probable
Capital expenditures ($000)	$236,701	$236,701
Net change in Future Development Capital ($000)	32,616	(78,080)
Total capital ($000)	$269,317	$158,621

Total mboe, end of year	192,063	300,558
Total mboe, beginning of year	172,479	282,847
Production, mboe	8,005	8,005
Reserve additions, mboe	27,589	25,716

2014 F&D costs ($/boe)	$9.76	$6.17
2013 F&D costs ($/boe)	$10.20	$8.10
Three year average F&D costs ($/boe)	$8.77	$6.21

(1)	Under NI 51-101, the methodology to be used to calculate F&D costs includes incorporating changes in FDC required to bring the proved undeveloped and probable reserves to production.
(2)	The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect Sproule's best estimate of what it will cost to bring the proved undeveloped and probable reserves on production.
(3)	In all cases, the F&D number is calculated by dividing the identified capital expenditures by the applicable reserve additions. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Advisory
The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "guidance", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's anticipated capital budget for 2015; Advantage's anticipated future production from the Glacier Montney resource play and the expected timing thereof; estimated production from Advantage's wells and the timing of achievement thereof; Advantage's drilling plans, including the anticipated timing of completion of wells; the anticipated timing of completion of Advantage's gas plant and the expected capabilities of such gas plant, including processing capability; Advantage's; estimated fourth quarter 2014 operating costs, cash costs and operating cash flow margin; Advantage's planned production growth in July 2015 and April 2016 and effect of firm service contracts on such production growth; effective date of firm service contracts and anticipated financial risk from such contracts; anticipated capital expenditures for 2015, including the expected allocation thereof; including the anticipated length of time such outage will be in place; Advantage's focus on developing its Glacier Montney resource play and preserving a strong balance sheet; and Advantage's future plans and the diligence of Management and Board in monitoring the commodity price environment and preserving Advantage's financial strength and the long term sustainability of Advantage. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com ("SEDAR") and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information above and in its continuous disclosure filings on SEDAR in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this news release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

The following abbreviations used in this press release have the meanings set forth below:

bbls	barrels
boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
mcf	thousand cubic feet
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcfe	million cubic feet equivalent
mmcfe/d	million cubic feet equivalent per day

SOURCE Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information: Craig Blackwood, Vice President, Finance and Chief Financial Officer, (403) 718-8005; OR Investor Relations, Toll free: 1-866-393-0393; Advantage Oil & Gas Ltd., 300, 440 - 2nd Avenue SW, Calgary, Alberta T2P 5E9, Phone: (403) 718-8000, Fax: (403) 718-8332, Web Site: www.advantageog.com, E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 18:48e 17-FEB-15